UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Avid Technology, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

05367P100

(CUSIP Number)

lauren taylor wolfe

Christian Asmar

Impactive capital lp

152 West 57th Street, 17th Floor

New York, New York 10019

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 29, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05367P100

1	NAME OF REPORTING PERSON

Impactive Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,397,871
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,397,871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,397,871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.6%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 05367P100

1	NAME OF REPORTING PERSON

Impactive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,397,871
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,397,871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,397,871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.6%
14	TYPE OF REPORTING PERSON

PN, IA

3

CUSIP No. 05367P100

1	NAME OF REPORTING PERSON

Impactive Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,397,871
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,397,871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,397,871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.6%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 05367P100

1	NAME OF REPORTING PERSON

Lauren Taylor Wolfe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,397,871
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,397,871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,397,871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.6%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 05367P100

1	NAME OF REPORTING PERSON

Christian Asmar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,960 *
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,397,871
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,960 *
	10	SHARED DISPOSITIVE POWER

6,397,871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,406,831 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%
14	TYPE OF REPORTING PERSON

IN

* Excludes 16,381 Shares underlying certain RSUs, which will not vest in 60 days or less as previously described in Item 6.

6

CUSIP No. 05367P100

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The 6,397,871 Shares beneficially owned by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 6,397,871 Shares beneficially owned by the Reporting Persons is approximately $43,856,049, including brokerage commissions.

The 8,960 Shares beneficially owned directly by Mr. Asmar were awarded to him in his capacity as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 43,697,846 Shares outstanding as of May 4, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2020.

A.	Impactive GP and Impactive Capital
(a)	Each of Impactive GP and Impactive Capital may be deemed to beneficially own 6,397,871 Shares.

Percentage: Approximately 14.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,397,871
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,397,871
(c)	The transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.
B.	Impactive Capital GP
(a)	As the general partner of Impactive Capital, Impactive Capital GP may be deemed to beneficially own the 6,397,871 Shares beneficially owned by Impactive Capital.

Percentage: Approximately 14.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,397,871
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,397,871
7

CUSIP No. 05367P100

(c)	The transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.
C.	Ms. Taylor Wolfe
(a)	Ms. Taylor Wolfe, as a Managing Member of each of Impactive GP and Impactive Capital GP, may be deemed to beneficially own the 6,397,871 Shares beneficially owned by Impactive GP and Impactive Capital GP.

Percentage: Approximately 14.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,397,871
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,397,871
(c)	The transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.
D.	Mr. Asmar
(a)	As of the close of business on June 1, 2020, Mr. Asmar directly beneficially owned 8,960 Shares. Mr. Asmar, as a Managing Member of each of Impactive GP and Impactive Capital GP, may be deemed to beneficially own the 6,397,871 Shares beneficially owned by Impactive GP and Impactive Capital GP.

Percentage: Approximately 14.7%

(b)	1. Sole power to vote or direct vote: 8,960
2. Shared power to vote or direct vote: 6,397,871
3. Sole power to dispose or direct the disposition: 8,960
4. Shared power to dispose or direct the disposition: 6,397,871
(c)	The transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

8

CUSIP No. 05367P100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2020

Impactive Capital GP LLC

By:	/s/ Lauren Taylor Wolfe
	Name:	Lauren Taylor Wolfe
	Title:	Managing Member

Impactive Capital LP

By:	Impactive Capital LLC
its general partner

By:	/s/ Lauren Taylor Wolfe
	Name:	Lauren Taylor Wolfe
	Title:	Managing Member

Impactive Capital LLC

By:	/s/ Lauren Taylor Wolfe
	Name:	Lauren Taylor Wolfe
	Title:	Managing Member

/s/ Lauren Taylor Wolfe
Lauren Taylor Wolfe

/s/ Christian Asmar
Christian Asmar

9

CUSIP No. 05367P100

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 4 to the Schedule 13D

Nature of Transaction	Amount of Securities Purchased	Price per Share ($)	Date of Purchase

Purchase of Common Stock	371,261	6.4598	05/28/2020
Purchase of Common Stock	776,453	6.5546	05/29/2020
Purchase of Common Stock	170,000	7.3596	06/01/2020